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EXHIBIT 16




                [Casey, Menden, Faust & Nelson, P.A. letterhead]




December 22, 1998



Mr. John Sniegon, Assistant Chief Accountant
Securities and Exchange Commision
450 Fifth Street NW.
Washington, DC 20549

Dear SEC,

We agree with the enclosed attachment, Item 8 Exhibit.

If there are any further questions, please feel free to contact us at (612) 946-7900.

Sincerely,



/s/ Douglas J. Faust
Douglas J. Faust, C.P.A.


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ITEM 8 - CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL DISCLOSURE

         The Company's accountants for the year ended December 31, 1993 were Fox McCue & Company. As disclosed in the Company's 10-KSB for the year ended December 31, 1994, Fox McCue was dismissed on January 9, 1995, which dismissal was not recommended or approved by the Company's Board of Directors. Fox McCue had issued qualified auditors reports regarding the Company's ability to continue as a going concern, but there had been no disagreements with Fox McCue on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

         On January 9, 1995, the Company engaged Casey Menden & Co., P.A. ("Casey Menden"), Bloomington, Minnesota, to act as the Company's certified public accounting firm, as approved by the Company's Board of Directors. Casey Menden audited the Company's financial statements for the year ended December 31, 1994 and the report of Casey Menden on such financial statements, dated March 21, 1995, included an explanatory paragraph that expressed substantial doubt about the Company's ability to continue as a going concern. These financial statements were filed with the Company's Form 10-K for the year ended December 31, 1994 and such report also contained disclosure of the change in accountants to Casey Menden.

         On approximately December 31, 1995, Casey Menden notified the Company that it was not qualified to act as the auditor and certified public accounting firm for public companies and resigned. The Company did not have any disagreement with Casey Menden on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of Casey Menden, would have caused Casey Menden to refer to the subject matter of such disagreement in its report. Since the resignation of Casey Menden, the Company did not engage new outside auditors until June 10, 1998 as explained below.

         On June 10, 1998, the Company appointed McGladrey & Pullen LLP ("McGladrey & Pullen") to act as its certified public accountants, as approved by the Company's Board of Directors. McGladrey & Pullen audited the Company's financial statements for the years ended December 31, 1995, 1996 and 1997. Their report for either of the last two years did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles; except that the report references the doubt expressed by Casey Menden as to the Company's ability to continue as a going concern for the year ended December 31, 1994. McGladrey & Pullen continues to act as the Company's certified public accountants.

         During the Company's two most recent fiscal years and the subsequent interim period ended June 10, 1998, the Company did not have a relationship with McGladrey & Pullen described in Item 304(a)(2) of Regulation S-B or otherwise. The only conversations held with McGladrey &Pullen prior to June 10, 1998 related to due diligence issues relative to their engagement.